July 1, 2024

VIA EDGAR AND ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Chen Chen, Staff Accountant Melissa Kindelan, Senior Staff Accountant

Re:	Upwork Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Form 8-K furnished February 14, 2024 File No. 001-38678

Ladies and Gentlemen:

We are submitting this letter on behalf of Upwork Inc. (together with its wholly owned subsidiaries, the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on June 14, 2024 that relates to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-38678), filed with the Commission on February 15, 2024, and the Company’s Current Report on Form 8-K dated February 14, 2024 (File No. 001-38678), furnished to the Commission on February 14, 2024. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter, and the Staff’s comment is presented in bold italics.

Form 8-K Furnished February 14, 2024

Exhibit 99.1, page 15

1.

Please tell us what the adjusted free cash flow measure is intended to convey about your liquidity and how it is useful to investors. We note it includes an “adjustment for timing differences”, which you disclose adjusts for the timing of your invoicing and cash collection from Marketplace clients. Please explain, in greater detail, the nature and purpose of this adjustment. In this regard, you indicate on page 54 in the Form 10-K for the year ended December 31, 2023, that you expect your cash flows from operating activities to be impacted when a quarter ends on a Sunday due to the timing of talent billings and the collections from clients. Tell us if this is the reason for the “adjustment for timing differences” and if so, explain how these billings and collections impact cash provided by operating activities. As part of your response, explain the cash inflows and outflows of the talent billings, client collections and funding the escrow from operating cash, indicating the respective cash flow statement line items impacted.

The Company advises the Staff that it began presenting adjusted free cash flow (“AFCF”), a financial measure not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), beginning with its earnings release for the quarter and year ended December 31, 2023 to provide investors with useful additional information regarding the Company’s cash flows from

United States Securities and Exchange Commission

Division of Corporation Finance

July 1, 2024

operating activities and to facilitate better comparability for investors between reporting periods that end on a Sunday and reporting periods that end on any other day of the week. The Company further notes that prior to the quarter ended December 31, 2023, a quarter had not ended on a Sunday since the quarter ended June 30, 2019, and following the quarter ending June 30, 2024, a quarter will not end on a Sunday until the quarter ending December 31, 2028. As a result, this adjustment is not made frequently.

Talent on the Company’s work marketplace submit their billings for hourly contracts on a weekly basis each Sunday, and the Company initiates client invoicing the same day. The Company then commences payment processing operations on the following Monday and during that week collects substantially all of the invoiced client funds through its payment processors and banking partners.

The underlying accounting entries to record client invoicing are: (i) an increase in Trade and client receivables, which results in a decrease in cash flow from operating activities when reconciling from net income or loss (in accordance with Accounting Standards Codification 230-10-45-28); (ii) a corresponding increase in Escrow funds payable as a result of the Company being subject to escrow regulations, which is presented as a financing activity; and (iii) recognition of revenue to the Company, which is reflected within Net income (loss) in operating activities. Upon payment processing commencement on the following Monday, the Company records (x) a decrease in Trade and client receivables, which results in an increase to cash flow from operating activities in the reconciliation, and (y) an offsetting increase in Funds held in escrow, including funds in transit.

Accordingly, for quarters that end on a Sunday, the Company believes that its Consolidated Statements of Cash Flow alone do not provide investors with a complete depiction of the reasons for fluctuations in the Company’s cash flows from operating activities, which makes it difficult for investors to compare the Company’s cash flows from operating activities with reporting periods that end on any other day of the week. To illustrate, for the quarter ended December 31, 2023 (which ended on a Sunday), free cash flow, defined as cash flows from operating activities less purchases of property, plant & equipment and cash outflows from internally developed software, was negative $9.0 million. The temporary operating cash outflow caused by the timing differences between invoicing and payment processing and collection was $34.5 million, which was equal to the adjustment made to free cash flow to calculate AFCF for the quarter ended December 31, 2023. Within the first week of January 2024, substantially all of the $34.5 million invoiced amount was collected by the Company through its payment processors and banking partners.

United States Securities and Exchange Commission

Division of Corporation Finance

July 1, 2024

To further illustrate, the table below sets forth the reconciliation of cash provided by (used in) operating activities to AFCF for the three months ended December 31, 2023 (which ended on a Sunday) and 2022 (which ended on a Saturday):

	Three Months Ended December 31,
(in thousands, unaudited)	2023	2022
Cash provided by (used in) operating activities	$(5,339)	$8,455
Less: purchases of property, plant & equipment and cash outflows from internally developed software	(3,614)	(2,680)

Free cash flow	(8,953)	5,775
Add: adjustment for timing differences(1)	34,450	—

Adjusted free cash flow	$25,497	$5,775

(1)

Adjusted for the timing of the Company’s invoicing and cash collection from Marketplace clients as a result of the Company being subject to escrow regulations for the reasons described in this response letter.

Accordingly, the Company presents AFCF as a supplemental non-GAAP financial measure that, when read in conjunction with the more prominently presented GAAP measure, Cash provided by (used in) operating activities, assists investors in analyzing fluctuations in the Company’s cash flows, as presented in accordance with GAAP, from period to period for those infrequent calendar quarters that end on a Sunday.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613 or Aman Singh at (212) 430-2767.

Sincerely,

/s/ Ran D. Ben-Tzur
Ran D. Ben-Tzur

cc:

Erica Gessert, Chief Financial Officer

Brian Levey, Chief Business Affairs and Legal Officer

Olivier Marie, Chief Accounting Officer

Jacob McQuown, VPII, Deputy General Counsel

Upwork Inc.

Aman Singh

Fenwick & West LLP